Exhibit (d)(4)

CARDINAL HEALTH, INC.

RESTRICTED SHARE UNITS AGREEMENT

FOR AWARDEES WORKING IN FRANCE

(UNDER THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM)

This Restricted Share Units Agreement (Under the Cardinal Health, Inc. Stock Option Exchange Program) (the “Agreement”), together with the RSU Terms (as defined below), the Cardinal Health, Inc. 2005 Long-Term Incentive Plan, as amended and restated as of November 5, 2008 (the “Plan”), and the Cardinal Health, Inc. 2005 Long-Term Incentive Plan for the Grant of Stock Units to Employees in France (the “French Sub-Plan”), set forth the terms and conditions of the restricted share units (the “Restricted Share Units” or “Award”) granted to Awardee under the Cardinal Health, Inc. Stock Option Exchange Program (the “Program”) by Cardinal Health, Inc., an Ohio corporation (the “Company”), that represent an unfunded, unsecured promise of the Company to deliver to Awardee the number of common shares, without par value, of the Company (the “Shares”) that are covered by this Award. By tendering for exchange under the Program the previously granted stock option (the “Surrendered Option”), Awardee irrevocably agreed, upon the Company’s acceptance of the Surrendered Option in the Program, to the cancellation of the Surrendered Option and to the grant of the Restricted Share Units hereunder.

The “Number of Shares” that are covered by this Award and the dates on which the Restricted Share Units shall vest (the “Vesting Date(s)”), subject in each case to the provisions of this Agreement, including those relating to Awardee’s continued employment with the Company and its Affiliates (collectively, the “Cardinal Group”), constitute the RSU Terms and are established as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) for the Program and are reflected in the Confirmation of Participation notice provided to Awardee by the Company promptly following the expiration of the Program. The RSU Terms also may be viewed on an internet-based resource center made available to Awardee by the Company. Notwithstanding the foregoing and subject to Paragraph 6 hereof, in the event of a Change of Control prior to Awardee’s Termination of Employment, the Restricted Share Units shall vest in full. Capitalized terms used in this Agreement which are not specifically defined have the meanings ascribed to such terms in the Plan.

As stated in the Offer to Exchange, by tendering the Surrendered Option for exchange under the Program, Awardee irrevocably agreed, upon the Company’s acceptance of the Surrendered Option in the Program, that he or she: (a) acknowledges receiving a copy of the Plan and represents that he or she is familiar with and understands all provisions of the Plan and this Agreement; (b) voluntarily and knowingly accepts this Agreement and the Restricted Share Units granted to him or her under this Agreement subject to all provisions of the Plan and this Agreement, including the provisions in the Agreement regarding “Triggering Conduct/Competitor Triggering Conduct” and “Special Forfeiture/Repayment Rules” set forth in paragraphs 4 and 5 below; and (c) represents that he or she understands that acceptance of this Agreement through an on-line or electronic system, if applicable, carries the same legal significance as if he or she manually signed the Agreement.

1. Transferability. The Restricted Share Units shall not be transferable, except in case of death.

2. Termination of Employment.

(a) General. Except as set forth in Paragraphs 2(b) and (c) below, if a Termination of Employment occurs prior to the vesting of a Restricted Share Unit, such Restricted Share Unit shall be forfeited by Awardee. The preceding sentence does not apply in the event of a Termination of Employment following a Change of Control.

(b) Death. If a Termination of Employment occurs prior to the vesting in full of the Restricted Share Units by reason of Awardee’s death, then any unvested Restricted Share Units shall immediately vest in full and shall not be forfeited. Awardee’s heirs shall request that the Shares be issued within six months of Awardee’s death. If Awardee’s heirs do not request issuance of the Shares within six months of Awardee’s death, the Restricted Share Units will be forfeited.

(c) Disability.1 If a Termination of Employment occurs prior to the vesting in full of the Restricted Share Units by reason of Awardee’s Disability, then any unvested Restricted Share Units shall immediately vest in full and shall not be forfeited.

3. Restrictions on Vesting. The Award is subject to all restrictions in this Agreement, the Plan and/or the French Sub-Plan. As a condition of the vesting of the Restricted Share Units, the Company may require Awardee to make any representation and warranty to comply with any applicable law or regulation or to confirm any factual matters (including Awardee’s compliance with the terms of Paragraphs 4 and 5 of this Agreement or any employment or severance agreement between the Cardinal Group and Awardee) reasonably requested by the Company. The Award shall not vest if such vesting would involve a violation of any Applicable Law.

4. Triggering Conduct/Competitor Triggering Conduct. As used in this Agreement, “Triggering Conduct” shall include the following: disclosing or using in any capacity other than as necessary in the performance of duties assigned by the Cardinal Group any confidential information, trade secrets or other business sensitive information or material concerning the Cardinal Group; violation of Company policies, including, but not limited to, conduct which would constitute a breach of any certificate of compliance or similar attestation/certification signed by Awardee; directly or indirectly employing, contacting concerning employment, or participating in any way in the recruitment for employment of (whether as an employee, officer, director, agent, consultant or independent contractor), any person who was or is an employee, representative, officer or director of the Cardinal Group at any time within the 12 months prior to Awardee’s Termination of Employment; any action by Awardee and/or his or her representatives that either does or could reasonably be expected to undermine, diminish or otherwise damage the relationship between the Cardinal Group and any of its customers, potential customers, vendors and/or suppliers that were known to Awardee; and breaching any provision of any employment or severance agreement with a member of the Cardinal Group. As used in this Agreement, “Competitor Triggering Conduct” shall include, either during Awardee’s employment or within one year following Awardee’s Termination of Employment, accepting employment with or serving as a consultant or advisor or in any other capacity to an entity that is in competition with the business conducted by any member of the Cardinal Group (a “Competitor”), including, but not limited to, employment or another business relationship with any Competitor if Awardee has been introduced to trade secrets, confidential information or business sensitive information during Awardee’s employment with the Cardinal Group and such information would aid the Competitor because the threat of disclosure of such information is so great that, for purposes of this Agreement, it must be assumed that such disclosure would occur.

5. Special Forfeiture/Repayment Rules. For so long as Awardee continues as an Employee with the Cardinal Group and for three years following Awardee’s Termination of Employment regardless of the reason, Awardee agrees not to engage in Triggering Conduct. To the extent permissible under Applicable Law, if Awardee engages in Triggering Conduct during the time period set forth in the preceding sentence or in Competitor Triggering Conduct during the time period referenced in the definition of “Competitor Triggering Conduct” set forth in Paragraph 4 above, then:

[1]	The term “Disability” shall mean disability as determined in categories 2 and 3 under Section L. 341-4 of the French Social Security Code and subject to the fulfillment of related conditions.

(a) any Restricted Share Units that have not yet vested or that vested within the Look-Back Period (as defined below) with respect to such Triggering Conduct or Competitor Triggering Conduct and have not yet been settled pursuant to Paragraph 6 hereof shall immediately and automatically terminate, be forfeited, and cease to exist; and

(b) Awardee shall, within 30 days following written notice from the Company, pay to the Company an amount equal to (x) the aggregate gross gain realized or obtained by Awardee resulting from the settlement of all Restricted Share Units pursuant to Paragraph 6 hereof (measured as of the settlement date (i.e., the market value of the Restricted Share Units on such settlement date)) that have already been settled and that had vested at any time within three years prior to the Triggering Conduct (the “Look-Back Period”), minus (y) $1.00. If Awardee engages only in Competitor Triggering Conduct, then the Look-Back Period shall be shortened to exclude any period more than one year prior to Awardee’s Termination of Employment, but including any period between the time of Termination of Employment and the time of Awardee’s engaging in Competitor Triggering Conduct.

Awardee may be released from his or her obligations under this Paragraph 5 if and only if the Administrator (or its duly appointed designee) determines, in writing and in its sole discretion, that such action is in the best interests of the Company. Nothing in this Paragraph 5 constitutes a so-called “noncompete” covenant. This Paragraph 5 does, however, prohibit certain conduct while Awardee is associated with the Cardinal Group and thereafter and does provide for the forfeiture or repayment of the benefits granted by this Agreement under certain circumstances, including, but not limited to, Awardee’s acceptance of employment with a Competitor. Awardee agrees to provide the Company with at least 10 days written notice prior to directly or indirectly accepting employment with, or serving as a consultant or advisor or in any other capacity to, a Competitor, and further agrees to inform any such new employer, before accepting employment, of the terms of this Paragraph 5 and Awardee’s continuing obligations contained herein. No provision of this Agreement shall diminish, negate or otherwise impact any separate noncompete or other agreement to which Awardee may be a party, including, but not limited to, any certificate of compliance or similar attestation/certification signed by Awardee; provided, however, that to the extent that any provisions contained in any other agreement are inconsistent in any manner with the restrictions and covenants of Awardee contained in this Agreement, the provisions of this Agreement shall take precedence and such other inconsistent provisions shall be null and void. Awardee acknowledges and agrees that the provisions contained in this Agreement are being made for the benefit of the Company in consideration of Awardee’s receipt of the Restricted Share Units, in consideration of employment, in consideration of exposing Awardee to the Company’s business operations and confidential information, and for other good and valuable consideration, the adequacy of which consideration is hereby expressly confirmed. Awardee further acknowledges that the receipt of the Restricted Share Units and execution of this Agreement are voluntary actions on the part of Awardee and that the Company is unwilling to provide the Restricted Share Units to Awardee without including the restrictions and covenants of Awardee contained in this Agreement. Further, the parties agree and acknowledge that the provisions contained in Paragraphs 4 and 5 are ancillary to, or part of, an otherwise enforceable agreement at the time the agreement is made.

6. Payment. Subject to the provisions of Paragraphs 4 and 5 of this Agreement, on the date of vesting of any Restricted Share Unit, Awardee shall be entitled to receive from the Company (without any payment on behalf of Awardee other than as described in Paragraph 15) the Shares represented by such Restricted Share Unit; provided, however, that, subject to the next sentence, in the event that such Restricted Share Units vest prior to the applicable Vesting Date as a result of the death or Disability of Awardee, or a Change of Control, Awardee shall be entitled to receive the corresponding Shares from the Company on the date on which such earlier vesting occurs, or in the case of Awardee’s death, on the date that Awardee’s heirs request settlement of the Shares within the first six months after Awardee’s death, or in the case of Awardee’s Disability, on the date that Awardee requests settlement of the Shares.

Notwithstanding the preceding sentence, if Restricted Share Units vest as a result of the occurrence of a Change of Control under circumstances where such occurrence would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code and the regulations thereunder, and where Section 409A of the Code applies to such distribution, such provision shall not apply and Awardee shall be entitled to receive the corresponding Shares from the Company on the date that would have applied absent such provision. Awardee understands and acknowledges that the acceleration of the vesting in the case of a Change of Control may result in the disqualification of the Restricted Share Units under the French Commercial Code and that the favorable tax and social security regime may no longer apply.

7. Dividends. Awardee shall not receive cash dividends on the Restricted Share Units prior to the Vesting Date.

8. Restriction on Sale. Awardee may not sell or transfer the Shares issued upon vesting of the Restricted Share Units until the second anniversary of the applicable Vesting Date, or such other period as is required to comply with the minimum mandatory holding period applicable to shares underlying French-qualified awards under Section L. 225-197-1 of the French Commercial Code, the French Tax Code or the French Social Security Code, as amended, unless provided otherwise by the Administrator. If the minimum holding period applicable to shares underlying the French-qualified awards is not met, the Restricted Share Units may not receive favorable tax or social security treatment under French law. In this case, Awardee accepts and agrees that he/she will be responsible for paying personal income tax and employee social security contributions resulting from the sale of the underlying Shares. Further, the underlying Shares cannot be sold during certain “Closed Periods” as provided for by Section L. 225-197-1 of the French Commercial Code, as amended, to the extent those Closed Periods are applicable to Shares underlying French-qualified awards. Awardee should consult his/her legal advisor as to when it is permissible to sell the Shares.

9. Right of Set-Off. By accepting these Restricted Share Units, Awardee consents to a deduction from, and set-off against, any amounts owed to Awardee that are not treated as “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended, by any member of the Cardinal Group from time to time (including, but not limited to, amounts owed to Awardee as wages, severance payments or other fringe benefits) to the extent of the amounts owed to the Cardinal Group for the Tax Withholding Obligation (as defined in paragraph 15 below) by Awardee under this Agreement.

10. No Shareholder Rights. Awardee shall have no rights of a shareholder with respect to the Restricted Share Units, including, without limitation, the right to vote the Shares represented by the Restricted Share Units.

11. Effect of Spin-Off. In the event that the Company completes the separation of the clinical and medical products businesses of the Company by means of a spin-off of those businesses to the Company’s shareholders (the “Spin-Off”), the number and kind of shares covered by this Award will be adjusted pursuant to Section 16(a), subject to Section 16(c), of the Plan. The terms of this Award, including, without limitation, those set forth in Paragraphs 2, 4, and 5 of this Agreement, shall continue in full force and effect with respect to such adjusted Award, or any Award with respect to shares of common stock of the spin-off company, CareFusion Corporation (“CareFusion”), that is granted with respect to this Award, for the benefit of, and shall be enforceable by, the Cardinal Group and CareFusion and its subsidiaries or affiliates, except as otherwise provided by the Administrator in connection with the Spin-Off. Awardee understands and acknowledges that the adjustment of the Award in such circumstances may result in the disqualification of the Restricted Share Units under the French Commercial Code and that the favorable tax and social security regime may no longer apply.

12. Tax Consequences. Awardee has reviewed with his or her own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. Awardee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Awardee understands that he or she (and not the Company) shall be responsible for Awardee’s tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

13. Governing Law/Venue for Dispute Resolution/Costs and Legal Fees. This Agreement is entered into in Franklin County, Ohio and shall be governed by the laws of the State of Ohio, without regard to principles of conflicts of law, except to the extent superceded by the laws of the United States of America. The parties agree and acknowledge that the laws of the State of Ohio bear a substantial relationship to the parties and/or this Agreement and that the Restricted Share Units and benefits granted herein would not be granted without the governance of this Agreement by the laws of the State of Ohio. In addition, all legal actions or proceedings relating to this Agreement shall be brought exclusively in state or federal courts located in Franklin County, Ohio, and the parties executing this Agreement hereby consent to the personal jurisdiction of such courts. Awardee acknowledges that the covenants contained in Paragraphs 4 and 5 of this Agreement are reasonable in nature, are fundamental for the protection of the Company’s legitimate business and proprietary interests, and do not adversely affect Awardee’s ability to earn a living in any capacity that does not violate such covenants. The parties further agree that in the event of any violation by Awardee of any such covenants, the Company will suffer immediate and irreparable injury for which there is no adequate remedy at law. In the event of any violation or attempted violations of the restrictions and covenants of Awardee contained in this Agreement, the Cardinal Group shall be entitled to specific performance and injunctive relief or other equitable relief, including the issuance ex parte of a temporary restraining order, without any showing of irreparable harm or damage, such irreparable harm being acknowledged and admitted by Awardee, and Awardee hereby waives any requirement for the securing or posting of any bond in connection with such remedy, without prejudice to any other rights and remedies afforded the Cardinal Group hereunder or by law. In the event that it becomes necessary for the Cardinal Group to institute legal proceedings under this Agreement, Awardee shall be responsible to the Company for all costs and reasonable legal fees incurred by the Company with regard to such proceedings. Any provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable should be construed or limited in a manner that is valid and enforceable and that comes closest to the business objectives intended by such provision, without invalidating or rendering unenforceable the remaining provisions of this Agreement.

14. Action by the Administrator. The parties agree that the interpretation of this Agreement shall rest exclusively and completely within the sole discretion of the Administrator. The parties agree to be bound by the decisions of the Administrator with regard to the interpretation of this Agreement and with regard to any and all matters set forth in this Agreement. The Administrator may delegate its functions under this Agreement to an officer of the Cardinal Group designated by the Administrator (hereinafter the “Designee”). In fulfilling its responsibilities hereunder, the Administrator or its Designee may rely upon documents, written statements of the parties or such other material as the Administrator or its Designee deems appropriate. The parties agree that there is no right to be heard or to appear before the Administrator or its Designee and that any decision of the Administrator or its Designee relating to this Agreement, including, without limitation, whether particular conduct constitutes Triggering Conduct or Competitor Triggering Conduct, shall be final and binding unless such decision is arbitrary and capricious.

15. Tax Reporting and Payment Liability.

(a) Generally. Awardee is liable and responsible for all taxes and social insurance contributions owed in connection with the Restricted Share Units, regardless of any action the Company takes with respect to any Tax Withholding Obligations (as defined below) that arise in connection with the Restricted Share Units. The Company does not make any representation or undertaking regarding the tax treatment or treatment of any tax withholding in connection with the grant or vesting of the Restricted Share Units or the subsequent sale of the Shares. The Company does not commit and is under no obligation to structure the Restricted Share Units to reduce or eliminate Awardee’s tax liability.

(b) Payment of Withholding Taxes. Prior to any event in connection with the Restricted Share Units that the Company determines may result in any domestic or foreign tax withholding obligation, whether national, federal, state or local, including any social insurance contributions (the “Tax Withholding Obligation”), Awardee is required to arrange for the satisfaction of the amount of such Tax Withholding Obligation in a manner acceptable to the Company. Unless Awardee elects to satisfy the Tax Withholding Obligation by an alternative means that is then permitted by the Company, Awardee’s acceptance of this Agreement constitutes Awardee’s instruction and authorization to the Company to withhold on Awardee’s behalf the number of Shares from those Shares issuable to Awardee at the time when the Restricted Share Units become vested as the Company determines to be sufficient to satisfy the Tax Withholding Obligation. The value of the Shares withheld for such purposes shall be based on the Fair Market Value, as the term is defined in the Plan, of the Shares on the date of vesting. To the extent that the Company or its Affiliate withholds in Shares, it will do so at the minimum statutory rate. Should the Company or the Affiliate withhold cash in excess of Awardee’s actual Tax Withholding Obligation, the Company and/or Awardee’s employer will refund the excess amount to Awardee within a reasonable period and without any interest. Awardee agrees to pay the Company and/or the Affiliate employing Awardee any amount of the Tax Withholding Obligation that is not satisfied by the means described herein. If Awardee fails to comply with his or her obligations in connection with the Tax Withholding Obligation as described in this section, the Company may refuse to deliver the Shares.

16. Electronic Delivery and Consent to Electronic Participation. The Company may, in its sole discretion, decide to deliver any documents related to the Restricted Share Unit grant under and participation in the Plan or future Restricted Share Units that may be granted under the Plan by electronic means or to request Awardee’s consent to participate in the Plan by electronic means. Awardee hereby consents to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company, including the acceptance of restricted share unit grants and the execution of restricted share unit agreements through electronic signature.

17. Additional Information. Prior to the date of vesting, the Company will provide Awardee with a copy of the Company’s most recent annual report to shareholders and other communications routinely distributed to the Company’s shareholders and a copy of the Plan Description dated April 1, 2009 pertaining to the Plan.

18. Notices. All notices, requests, consents and other communications required or provided under this Agreement to be delivered by Awardee to the Company will be in writing and will be deemed sufficient if delivered by hand, facsimile, nationally recognized overnight courier, or certified or registered mail, return receipt requested, postage prepaid, and will be effective upon delivery to the Company at the address set forth below:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Attention: General Counsel

Facsimile: (614) 757-5051

All notices, requests, consents and other communications required or provided under this Agreement to be delivered by the Company to Awardee may be delivered by e-mail or in writing and will be deemed sufficient if delivered by e-mail, hand, facsimile, nationally recognized overnight courier, or certified or registered mail, return receipt requested, postage prepaid, and will be effective upon delivery to Awardee.

19. Nature of Grant. In accepting the grant, Awardee acknowledges that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan and this Agreement;

(b) the grant of the Award is voluntary and occasional and does not create any contractual or other right to receive future grants of Awards, or benefits in lieu of Awards, even if Awards have been granted repeatedly in the past;

(c) all decisions with respect to future Awards, if any, will be at the sole discretion of the Company;

(d) Awardee’s participation in the Plan will not create a right to further employment with Awardee’s employer (the “Employer”) and shall not interfere with the ability of the Employer to terminate Awardee’s employment relationship;

(e) Awardee is voluntarily participating in the Plan;

(f) the Award is an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Awardee’s employment contract, if any;

(g) the Award is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that Awardee is not an employee of the Company, the Award grant will not be interpreted to form an employment contract or relationship with the Company; and furthermore, the Award grant will not be interpreted to form an employment contract with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j) if Awardee vests in the Award and obtains Shares, the value of those Shares may increase or decrease in value;

(k) in consideration of the grant of the Award, no claim or entitlement to compensation or damages shall arise from termination of the Award or diminution in value of the Award or Shares acquired through vesting of the Award resulting from termination of Awardee’s employment by the Company or the Employer and Awardee irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Agreement, Awardee will be deemed irrevocably to have waived his or her entitlement to pursue such claim; and

(l) in the event of termination of Awardee’s employment, Awardee’s right to receive the Award and vest in the Award under the Plan, if any, will terminate effective as of the date that Awardee is no longer actively employed.

20. Data Privacy. Awardee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in this document by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing Awardee’s participation in the Plan and the Program.

Awardee understands that the Company and the Employer may hold certain personal information about him or her, including, but not limited to, Awardee’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Awardee’s favor, for the purpose of implementing, administering and managing the Plan and the Program (“Data”).

Awardee understands that Data will be transferred to UBS Financial Services, Inc., Stock & Option Solutions, Inc., or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan and the Program. Awardee understands that the recipients of the Data may be located in the United States or elsewhere, including outside the European Union, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than Awardee’s country. Awardee understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting Awardee’s local human resources representative. Awardee authorizes the Company, UBS Financial Services, Inc., Stock & Option Solutions, Inc., and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan and the Program to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Awardee’s participation in the Plan and the Program. Awardee understands that Data will be held only as long as is necessary to implement, administer and manage his or her participation in the Plan and the Program. Awardee understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Awardee’s local human resources representative. Awardee understands, however, that refusing or withdrawing his or her consent may affect Awardee’s ability to participate in the Plan and the Program. For more information on the consequences of Awardee’s refusal to consent or withdrawal of consent, Awardee understands that he or she may contact his or her local human resources representative.

21. Language. If Awardee has received this Agreement or any other document related to the Plan translated into a language other than English and if the translated version is different than the English version, the English version will control.

22. Employment Agreement, Offer Letter or Other Arrangement. To the extent a written employment agreement, offer letter or other arrangement (“Employment Arrangement”) that was approved by the Human Resources and Compensation Committee or the Board of Directors or that was approved in writing by an officer of the Company pursuant to delegated authority of the Human Resources and Compensation Committee provides for greater benefits to Awardee with respect to vesting of the Award on Termination of Employment, than provided in this Agreement or in the Plan, then the terms of such Employment Arrangement with respect to vesting of the Award on Termination of Employment by reason of such specified events shall supersede the terms hereof to the extent permitted by the terms of the Plan.

23. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

CARDINAL HEALTH, INC.

By:	/s/ R. Kerry Clark
R. Kerry Clark
Its:	Chairman and Chief Executive Officer

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